May 13, 2025

Kwok Tin Ming
Chief Executive Officer
TDE Group Limited
Room 1505-06, 15/F
Manhattan Place
23 Wang Tai Road
Kowloon Bay, Hong Kong

       Re: TDE Group Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 2, 2025
           CIK No. 0002053475
Dear Kwok Tin Ming:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page 50

1. Please include bank borrowings as a component of your total capitalization and indebtedness. Refer to Item 3.B of Form 20-F.
 May 13, 2025
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Erik Mengwall